EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-179316) of Post Holdings, Inc. of our report dated June 16, 2026, with respect to the statements of net assets available for benefits of Post Holdings, Inc. Savings Investment Plan as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes, and the supplementary information of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, which report appears in the December 31, 2025 annual report on Form 11-K of the Post Holdings, Inc. Savings Investment Plan.

/s/ RubinBrown, LLP
St. Louis, Missouri
June 16, 2026